Exhibit 6
VIA TELEFAX
303.530.2866


September 12, 2000


Mr. Stephen Onody
President and CEO
Colorado MEDtech, Inc.
6175 Longbow Drive
Boulder, Colorado 80301


Dear Mr. Onody:

As I stated in my letter to you of Monday, I remain committed to meeting with you. Since I have not yet received a response to that letter and my request to meet prior to tomorrow, may I now suggest that we meet tomorrow at your offices at 1 p.m.? I would propose either (a) a meeting solely between you and me, or
(b) a meeting with you and your chief operating officer, chief financial officer and the HEI counterparts.

Regardless of the litigation and ensuing activity, you must agree that it is in the best interest of all Colorado MEDtech shareholders to seek a resolution that builds value into Colorado MEDtech, as opposed to furthering any other possible agendas. As the CEO of HEI, Inc., your largest shareholder, I urge you and your current board do so in discharging your fiduciary duties.

Please let me know if you are amenable to a face to face meeting tomorrow. I encourage you as strongly as I can to respond positively. I've been through this before and I truly believe it is the right thing for you to do.



Very Truly Yours,

/s/ Anthony J. Fant

Anthony J. Fant
Chief Executive Officer
HEI, Inc.





cc:  The Board of Directors,
       Colorado MEDtech, Inc.